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Sea Pines NEWS RELEASE


                                         FOR MORE INFORMATION, CONTACT:
                                         Steve Birdwell, Chief Financial Officer
                                         Sea Pines Company, Inc.
                                         (843) 842-1824

                                         FOR IMMEDIATE RELEASE



                               SEA PINES COMPLETES
                              STOCK EXCHANGE OFFER



HILTON HEAD ISLAND, SC, February 16, 2000 - Sea Pines Associates, Inc. has completed its Exchange Offer, which was first announced in December 1999. The Exchange Offer allowed shareholders of the Company's Series A Preferred Stock to exchange each preferred share for either 2 1/2 shares of the Company's Common Stock or a new 9.5 % Trust Preferred Security to be issued by Sea Pines Associates Trust I. Holders of approximately 56 % of the Company's Series A Preferred Stock have directed that their preferred shares be exchanged for Common Stock. Holders of approximately 26 % of the Series A Preferred Stock have elected to exchange their existing preferred shares for the new Trust Preferred Security. No exchange instructions were received regarding the remaining 18 % of Series A Preferred Stock. The Company has previously reported that it intends to redeem any remaining preferred shares later this year. The Company expects to close the Exchange Offer and issue the new share certificates to its shareholders before the end of February.

Commenting on the Exchange Offer, Mike Lawrence, Chief Executive Officer, stated, "We are pleased with the outcome of the Exchange Offer and the positive response from our shareholders. This transaction improves the Company's capital structure by shifting


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greater value to the Company's Common Stock, and increases its annual cash flow by nearly $600,000."


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This press release contains forward-looking statements relating to certain matters, which reflect management's best judgement, based on factors currently known and involve risks and uncertainties. Actual results could differ materially from the anticipated results or expectations expressed in the Company's forward-looking statements. Forward-looking information provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors which are contained in the Company's Securities and Exchange Commission ("SEC") filings, including its periodic reports filed under the Securities Exchange Act of 1934, as amended. Copies of these filings are available upon request from the Company. In addition, the Company disclaims any intent or obligation to update these forward-looking statements.